Exhibit 99.1
FreeSeas Inc. Announces Delivery of the Handymax Free Jupiter
September 7, 2007 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has taken delivery of the 2002-built, 47,777 dwt Handymax M/V Free Jupiter on September 5, 2007. The vessel was then placed on a spot time charter for approximately 30 days at a rate of US$43,000 per day.
After the completion of this spot time charter, the vessel will be time chartered for three-years at annually adjusting rates of US$32,000/$28,000/$24,000 per day, respectively.
Mr. Ion Varouxakis, Chairman, President and Chief Executive Officer of FreeSeas, stated, “With four vessels now operating in the Company’s fleet and one still to be delivered, FreeSeas is continuing to grow its fleet in a favorable drybulk rate environment. FreeSeas will continue to opportunistically seek additional tonnage to expand in the Handysize/Handymax segments. The Company will use its existing credit facilities and additional resources to make any future near term acquisitions.”
With the delivery of the Free Jupiter, FreeSeas’ fleet of owned vessels and the vessel for which delivery is pending are as follows:
Current Fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	Presently undergoing Dry/docking and Special Survey
Free Envoy	26,318	Handysize	1984	One-year TC through Apr 2008 at $17,000 p/d
Free Hero	24,318	Handysize	1995	TC through Dec 2008/Feb 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Initial 30-day TC at $43,000 p/d followed by three-year TC through Sep 2010 at $32,000/28,000/24,000 p/d
Vessel to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Delivery/Employment
Free Goddess	22,501	Handysize	1995	Expected delivery September/October 2007 Two-month TC at $13,000 p/d followed by two-year TC at $19,250 p/d
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of three Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Company Contact:
Ion Varouxakis
Chief Executive Officer
FreeSeas Inc.
89 Akti Miaouli Street
185 38 Piraeus, Greece
Tel: 011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
www.freeseas.gr
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr.
Sr. Vice President
Cubitt Jacobs & Prosek Communications
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
Tel: +1.212.279.3115 x208
Fax: +1.212.279-3117
E-Mail: trozycki@cjpcom.com
www.cjpcom.com